FOR IMMEDIATE RELEASE: October 12, 2011	PR 11-24

Atna Completes Briggs Drilling with Strong Gold Intercepts

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCBB:ATNAF) is pleased to report the completion of the 2011 drill program at its Briggs Mine, Inyo County, California. The program included 66 holes drilled in 4 target areas for a total footage of 32,071 feet (9,775 meters).

The final results reported below include some of the best drill intersections in the program and complement results reported in press releases issued between February and September 2011.  Strong gold mineralization was encountered throughout the program.  Highlights from our September 2011 drilling include:

Deep Briggs
•
85 feet (25.9 m) grading 0.056 oz/ton gold (1.91 g/t) from 700 feet to 785 feet (213.3-239.3 m) which includes 40 feet (12.2 m) grading 0.112 oz/ton gold (3.85 g/t) from 725 feet to 765 feet (221.0-233.2 m) in hole BMD11-098, the final hole of the program

•	110 feet (33.5 m) grading 0.034 oz/ton gold (1.16 g/t) from 230 feet to 340 feet (70.1-103.6 m) in hole number BMD11-093

•	50 feet (15.2 m) grading 0.029 oz/ton gold (1.00 g/t) from 345 feet to 395 feet (105.2-120.4 m) in hole number BMD11-091

North Main Briggs
•
85 feet (25.9 m) grading 0.031 oz/ton gold (1.05 g/t) from 375 feet to 460 feet (114.3-140.2 m) in hole NMB11-095 which included 35 feet (10.7m) grading 0.053 oz/ton gold (1.83 g/t) from 415 feet to 450 feet (126.5-137.2 m)

"Our 2011 drilling program at Briggs significantly expanded the size of the mineralized zones in Deep Briggs, Main Briggs and North Main Briggs. Work is underway to model the  gold zones to produce a new resource and reserve statement for the mine. Drilling now has  shifted to the Reward Project in Nevada, where  we  hope to have similar success in increasing the resource base," said James Hesketh, President & CEO.

Details of the September drill hole assay results are tabled below:
From-feet (meters)	To-feet (meters)	* Length-feet (meters)	Ounces/ton Au (grams/tonne Au)	Zone
MAIN BRIGGS & DEEP BRIGGS HOLES
BMD11-088 (Azimuth 090°, Angle -50°)
0 (0.0)	70 (21.3)	70 (21.3)	0.013 (0.45)	Main Briggs
190 (57.9)	310 (94.5)	115 (35.1)	0.018 (0.62)	East Wall
BMD11-089 (Azimuth 090°, Angle -75°)
0 (0.0)	40 (12.2)	40 (12.2)	0.021 (0.71)	Main Briggs
185 (56.4)	240 (73.1)	60 (18.3)	0.036 (1.24)	Deep Briggs
380 (115.8)	420 (128.0)	40 (12.2)	0.012 (0.42)	Deep Briggs
455 (138.7)	485 (147.8)	30 (9.1)	0.019 (0.65)	Deep Briggs
BMD11-090 (Azimuth 0°, Angle -90°)
0 (0.0)	45 (13.7)	45 (13.7)	0.033 (1.14)	Main Briggs
155 (47.2)	255 (77.7)	100 (30.5)	0.024 (0.83)	Deep Briggs
325 (99.1)	380 (115.8)	55 (16.8)	0.011 (0.38)	Deep Briggs
420 (128.0)	540 (164.6)	120 (36.6)	0.013 (0.43)	Deep Briggs
BMD11-091 (Azimuth 270°, Angle -70°)
0 (0.0)	25 (7.6)	25 (7.6)	0.020 (0.70)	Main Briggs
185 (56.4)	305 (93.0)	120 (36.6)	0.016 (0.56)	Deep Briggs
345 (105.2)	395 (120.4)	50 (15.2)	0.029 (1.00)	Deep Briggs
445 (135.6)	535 (163.1)	90 (27.4)	0.016 (0.53)	Deep Briggs
BMD11-092 (Azimuth 090°, Angle -55°)
0 (0.0)	25 (7.6)	25 (7.6)	0.013 (0.45)	Main Briggs
185 (56.4)	215 (65.5)	30 (9.1)	0.011 (0.37)	Deep Briggs
230 (70.1)	255 (77.7)	25 (7.6)	0.015 (0.51)	East Wall
320 (97.5)	350 (106.7)	30 (9.1)	0.012 (0.41)	East Wall
BMD11-093 (Azimuth 090°, Angle -75°)
230 (70.1)	340 (103.6)	110 (33.5)	0.034 (1.16)	Deep Briggs
405 (123.4)	440 (126.5)	35 (10.7)	0.021 (0.72)	Deep Briggs
BMD11-098 (Azimuth 270°, Angle -60°)
105 (32.0)	135 (41.1)	30 (9.1)	0.015 (0.51)	East Wall
700 (213.3)	785 (239.3)	85 (25.9)	0.056 (1.91)	Deep Briggs
including 725 (221.0)	765 (233.2)	40 (12.2)	0.112 (3.85)	Deep Briggs
NORTH MAIN BRIGGS HOLES
NMB11-082 (Azimuth 0°, Angle -90°)
55 (16.8)	80 (24.4)	25 (7.6)	0.021 (0.71)	North Main Briggs
NMB11-095 (Azimuth 175°, Angle -60°)
230 (70.1)	270 (82.3)	40 (12.2)	0.015 (0.51)	North Main Briggs
375 (114.3)	460 (140.2)	85 (25.9)	0.031 (1.05)	North Main Briggs
including 415 (126.5)	450 (137.2)	35 (10.7)	0.053 (1.83)	North Main Briggs
* Intercept length may not represent true thicknesses of the mineralized body due to oblique intersection of the mineralized zone by the drill hole.

Analytical results contained within this press release were completed by standard fire assay methods with an atomic absorption or gravimetric finish by Inspectorate America Corporation, an independent, ISO certified, analytical laboratory located in Sparks, Nevada. Atna maintains a rigorous Quality Assurance - Quality Control (QA/QC) program utilizing both certified gold standards and blanks to augment Inspectorate’s internal QA/QC program.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Registered Member of the Society for Mining, Metallurgy, and Exploration, a Licensed Geologist and Qualified Person, as defined in NI 43-101, and has verified the authenticity and validity of the technical information contained within this news release.

For additional information on Atna Resources and the Briggs Mine, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to potential resource or reserve expansion at the Briggs Mine and Reward Project. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2010 Form 20-F dated March 23, 2011.

Cautionary Note to U.S. Investors --- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com